# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eupraxia Pharmaceuticals Inc., CIK 0001581178
CUSIP: 29842P105
Title of class of securities: Common Shares, with no par value
Address of issuer's principal executive offices: 201-2067 Cadboro Bay Road, Victoria, British Columbia Canada (A1), V8R 5GR
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001515937

## Reporting persons
- Robert Disbrow: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,568,150; sole dispositive power 0; shared dispositive power 3,568,150; aggregate amount beneficially owned 3,568,150 (7% of the class)
  Comment: (1) Rows 7, 9 and 11 includes (a) 3,068,150 shares of the Issuer's (as defined below) common shares, with no par value (the "Common Shares") and 200,000 Common Shares underlying Issuer's Series 1 preferred shares, with no par value (the "Preferred Shares") jointly owned by Robert Disbrow and Kim Kawaguchi, husband and wife (the "Disbrows"); and (b) 300,000 Common Shares held by the children of the Disbrows. The Disbrows disclaim beneficial ownership of the Common Shares held by their children.
  (2) Row 13 is calculated based on the Common Shares and Preferred Shares, beneficially owned by the Reporting Person relative to the Issuer's 50,598,331 outstanding Common Shares, as of September 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on November 4, 2025, plus the 200,000 Preferred Shares.

## Item 1. Issuer
Name of issuer: Eupraxia Pharmaceuticals Inc.
Address of issuer's principal executive offices: 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada, V8R 5GR

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Robert Disbrow (the "Reporting Person").
Address of principal business office or, if none, residence: 200 Burrard Street, Suite 700, Vancouver, BC V6C 3L6
Citizenship: Canada

## Item 4. Ownership
Amount beneficially owned: 3,568,150
Percent of class: 7.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,568,150
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,568,150

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert Disbrow: /s/ Robert Disbrow, Robert Disbrow (11/14/2025)